

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 5, 2008

Mr. Allen V. Ambrose
President and Chief Executive Officer
Minera Andes Inc.
111 E. Magnesium Road, Suite A
Spokane, WA 99208

>   **Re: Minera Andes Inc.**
>   **Form 40-F for Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 000-22731**

Dear Mr. Ambrose:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 13 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 35

1.   We note in your reconciliation of cash flows that you present two reclassification items, which are both labeled "[a]djustment related to mineral properties." However, the description of the line items in your reconciliation for such reclassifications does not appear to accurately describe the corresponding reclassification adjustments. Accordingly, please revise your disclosure to reflect

the correct line item descriptions for each of the reclassification entries you present in your cash flow reconciliation.

Exhibit 99.3

Evaluation of Controls and Procedures, page 26

2.   We note your disclosure, "[b]ased on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting were not effective as December 31, 2007." Please tell us whether you also concluded that your disclosure controls and procedures were not effective and your consideration of disclosing that conclusion pursuant to Instruction B(6)(b) of Form 40-F.

Exhibit 99.4

3.   We note that you filed a current consent from your independent registered public accounting firm which consents to the incorporation by reference of their audit report in your Registration Statements on Forms S-3 and S-8. Please clarify whether your independent registered public accounting firm also consented to the use of their audit report in the Annual Report on Form 40-F filed on March 31, 2008. If so, please tell us your consideration for filing such consent pursuant to Instruction D(9) of Form 40-F.

Engineering Comments

General

4.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Exhibit 99.1

Three Year History, page 12

Exhibit 99.3

San José – Mineral Potential, page 13

5.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Your disclosure of the potential San Jose mineral resources found on page 12 of Exhibit 99.1 and your disclosure of mineral potential without resource classifications on page 13 of Exhibit 99.3, both of which do not comply with N.I. 43-101 and by definition Industry Guide 7. Additional concerns are raised by your combining the proven and probable reserves, which is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. Please amend your filing and correct these material deviations from the requirements of Industry Guide 7 and N.I. 43-101 or clarify how you believe you have complied with this guidance.

Chubut Project Exploration, Exhibit 99.1 page 57

6.   We note you disclose gold values ranging from below detection limit to 14.6 g/t
        and several high values, above 3 g/t gold. In addition your disclose pathfinder
        elements such as mercury (in the low 2,000 to 13,000 ppb). When reporting the
        results of sampling and chemical analyses, please revise your disclosure to
        address each of the following regarding mineralization of existing or potential
        economic significance on your property:

- Disclose only weighed-average sample analyses associated with a
  measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
  is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
  based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief